Ohmyhome Limited

11 Lorong 3 Toa Payoh

Block B #04-16/21, Jackson Square

Singapore 319579

March 16, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549-3561

Attn: Mr. Benjamin Holt

Re:	Ohmyhome Limited Registration Statement on Form F-1, as amended (File No. 333-268691) Withdrawal of Acceleration Request

Dear Mr. Holt:

Reference is made to our letter, filed as correspondence via EDGAR on March 14, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, March 16, 2023, at 4:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Ohmyhome Limited

By:	/s/ Rhonda Wong
Name:	Rhonda Wong
Title:	Chief Executive Officer